UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Corporate release of STATS ChipPAC Ltd. dated February 22, 2008.
EX-99.2 Circular to Shareholders dated February 22, 2008, the notice of EGM and the proxy form in relation to the EGM.

Other Events
On February 22, 2008, STATS ChipPAC Ltd. (the “Company”) issued a corporate release announcing that it will convene an extraordinary general meeting of its shareholders (“EGM”) on March 17, 2008 to seek shareholders’ approval to undertake a proposed capital reduction exercise, with the intention to effect a cash distribution. A copy of the corporate release dated February 22, 2008 is attached hereto as Exhibit 99.1.
In addition, the Company has dispatched to its shareholders a circular dated February 22, 2008 (“Circular”) together with the notice of EGM and the proxy form in relation to the EGM. Copies of the Circular, the notice of EGM and the proxy form are attached hereto as Exhibit 99.2.
Exhibits

99.1	Corporate release of STATS ChipPAC Ltd. dated February 22, 2008.

99.2	Circular to Shareholders dated February 22, 2008, the notice of EGM and the proxy form in relation to the EGM.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 22, 2008

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Corporate release of STATS ChipPAC Ltd. dated February 22, 2008.

99.2	Circular to Shareholders dated February 22, 2008, the notice of EGM and the proxy form in relation to the EGM.